August 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ameen Hamady and Kristi Marrone

Re: Altitude	Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Filed March 29, 2022

File No. 001-39772

Dear Mr. Hamady and Ms. Marrone:

On behalf of our client, Altitude Acquisition Corp., a corporation organized under the laws of the State of Delaware (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Form 10-K for the year ended December 31, 2021, filed with the Commission on March 29, 2022 (the “Form 10-K”), contained in the Staff’s letter dated August 10, 2022 (the “Comment Letter”).

The Company will file via EDGAR Amendment No. 1 to the Form 10-K, which reflects the Company’s response to the comments received by the Staff and certain other updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s response.

Form 10-K for the year ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules, page 61

1.

Please amend your filing to revise Exhibits 31.1 and 31.2 to include the internal control over financial reporting language in the introductory portion of paragraph 4 and paragraph 4(b) of the Section 302 certification.

Response: The Company has revised Exhibits 31.1 and 31.2 of the Form 10-K and refiled such exhibits with Amendment No.1 to the Form 10-K to address the Staff’s comment.

United States Securities and Exchange Commission

August 23, 2022

General

2.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that the Company’s Sponsor, Altitude Acquisition Holdco LLC, is not controlled by, nor does it have substantial ties with, a non-U.S. person.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Gary Teplis, Altitude Acquisition Corp.

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